Form 6-K                                                             Page 1 of 6


--------------------------------------------------------------------------------
SEC 1815
(11-2002)      Potential persons who are to respond to the collection of
Previous       information contained in this form are not required to respond
versions       unless the form displays a currently valid OMB control number.
absolete
--------------------------------------------------------------------------------

                                                           ---------------------
                                                               OMB APPROVAL
                                                           ---------------------
                                                           OMB Number: 3235-
                                                           0116
                                                           ---------------------
                                                           Expires: August 31,
                                                           2005
                                                           ---------------------
                          FORM 6-K                         Estimated average
             SECURITIES AND EXCHANGE COMMISSION            burden
                   WASHINGTON, D.C. 20549                  hours per response:
                                                           6.00
                                                           ---------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                               Dated June 27, 2005

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 27, 2005

Commission File Number 001-15244

                   CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                    (Translation of registrant's name into English)

   Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                      (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if

Form 6-K                                                             Page 2 of 6

submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

PRESS RELEASE

[CREDIT SUISSE GROUP LOGO]

                                               Media Relations

                                               CREDIT SUISSE GROUP
                                               P.O. Box 1
                                               CH-8070 Zurich
                                               www.credit-suisse.com


                                               Telephone   +41 44 333 88 44
                                               Telefax     +41 44 333 88 77
                                               media.relations@credit-suisse.com


CREDIT SUISSE GROUP ANNOUNCES THE APPOINTMENT OF THE MEMBERS OF THE EXECUTIVE BOARD FOR ITS BANKING BUSINESS

New York, June 24, 2005 - CREDIT SUISSE GROUP TODAY ANNOUNCED THE MEMBERS OF THE NEW EXECUTIVE BOARD FOR ITS BANKING BUSINESS, WITH EFFECT FROM JANUARY 1, 2006.

This is the next step in the integration process following the completion of the merger of the two legal entities in Switzerland in May.

The members of the Executive Board will be:
Oswald J. Gruebel, Chief Executive Officer
Walter Berchtold, CEO of Private Banking
David Blumer, CEO of Asset Management
Brady W. Dougan, CEO of Corporate and Investment Banking
D. Wilson Ervin, Chief Risk Officer
Renato Fassbind, Chief Financial Officer
Gary G. Lynch, General Counsel
Urs Rohner, Chief Operating Officer
Richard E. Thornburgh, Head of Integration
Paul Calello, Head of Regional Management, Asia Pacific
Ulrich Koerner, Head of Regional Management, Switzerland
Michael Philipp, Head of Regional Management EMEA (Europe, Middle East, Africa)

David Blumer, who will become CEO of the Asset Management division, is currently responsible for Trading & Sales within Credit Suisse and has a strong track record of client delivery, market focus and team leadership. David Blumer has a Masters Degree in Economics from the University of Zurich and has been with Credit Suisse Group for 11 years.

Walter B. Kielholz, Chairman of the Board said: "We are pleased to have been able to appoint such a strong management team; I am confident that it will provide excellent leadership as we aim to become the world's premier bank in Asset Management, Corporate and Investment Banking and Private Banking."

The composition of the existing Group Executive Board remains unchanged.

These appointments follow the announcement in December 2004 that Credit Suisse plans to fully integrate its banking units and to create three divisions focused on its core businesses.

ENQUIRIES

Credit Suisse Group, Media Relations                 Telephone  +41 44 333 88 44
Credit Suisse Group, Investor Relations              Telephone  +41 44 333 31 69

CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of March 31, 2005, it reported assets under management of CHF 1,271.6 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CREDIT SUISSE GROUP
                                              --------------------------
                                                     (Registrant)

Date June 27, 2005                        By: /s/ David Frick
    -------------                            -------------------------------
* Print the name and title of the signing               (Signature)*
officer under his signature.                  Head of Group Legal & Compliance

                                              /s/ Charles Naylor
                                              Head of Group Communications